UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: April 2017

(Report No. 2)

Commission file number: 001-35932

ALCOBRA LTD.
(Translation of registrant’s name into English)

Azrieli Triangle Building
132 Derech Menachem Begin 39th Floor
Tel Aviv 6701101 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):____

Attached hereto as Exhibit 99.1 and incorporated by reference herein are a letter to shareholders, the Proxy Statement, and a form of the GOLD Proxy Card that are being furnished by the Board of Directors (the “Board”) of Alcobra Ltd. (the “Company”) to shareholders of the Company in connection with the extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) which has been called to be held on May 23, 2017 by Brosh Capital L.P., Exodus Capital L.P., Exodus Management Israel Ltd. and Amir Efrati (collectively, the “Brosh Group”).

Only shareholders of record who hold ordinary shares, NIS 0.01 nominal value per share, of the Company as of April 18, 2017 are entitled to attend and vote at the Extraordinary General Meeting and any adjournments or postponements thereof.

As noted in the Proxy Statement, the Company intends to pursue legal action to confirm its view that the Extraordinary General Meeting is being called unlawfully by the Brosh Group. Nothing in the Proxy Statement and other materials attached as Exhibit 99.1 shall purport to be or be deemed or construed as a waiver or limitation of any claims and/or rights of the Company and/or anyone on its behalf and the Company reserves all of its rights to seek any and all remedies and relief available to it, whether in law, equity or otherwise, in connection with the Extraordinary General Meeting, including the calling, convening and the results thereof.

Also attached hereto as Exhibit 99.2 and incorporated by reference herein is the Company’s press release issued on April 24, 2017, informing shareholders that the Company has mailed proxy materials in connection with the Extraordinary General Meeting, reiterating the Company’s belief that the Brosh Group’s proposals for such meeting violate the organizational documents of the Company and applicable law, and recommending that shareholders vote AGAINST all of the Brosh Group’s proposals.

Exhibits 99.1 and 99.2 are incorporated by reference into the Registration Statements on Form F-3 (File No. 333-209960) and Forms S-8 (File No. 333-194875, File No. 333-202394 and 333-209947) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Proxy Statement, GOLD Proxy Card and letter to shareholders furnished by the Company in connection with the Extraordinary General Meeting of Shareholders called to be held on May 23, 2017 by Brosh Capital L.P., Exodus Capital L.P., Exodus Management Israel Ltd. and Amir Efrati.
99.2	Press Release issued by Alcobra Ltd. on April 24, 2017 entitled “Alcobra Mails Proxy Materials for Extraordinary General Meeting of Shareholders”.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd.
(Registrant)

By:	/s/ Dr. Yaron Daniely
Name:	Dr. Yaron Daniely
Chief Executive Officer and President

Date: April 24, 2017